UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                      ------------------------------------

                              THE NORTH FACE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)

                                    65931710
                                 (CUSIP Number)

                      ------------------------------------

                                JAMES G. FIFIELD
                            C/O THE NORTH FACE, INC.
                               2013 FARALLON DRIVE
                              SAN LEANDRO, CA 94577
                            TEL. NO.: (510) 618-3500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                      ------------------------------------

                                FEBRUARY 26, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d- 7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 65931710                                             Page 2 of 8 Pages
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1         Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          James G. Fifield

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          PF, SC

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]


6         Citizenship or Place of Organization

          U.S.A.

                                7         Sole Voting Power

           NUMBER OF                      710,060
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        10,000
             WITH
                                9         Sole Dispositive Power

                                          710,060

                                10        Shared Dispositive Power

                                          10,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          720,060

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]


13        Percent of Class Represented by Amount in Row (11)

          5.6%

14        Type of Reporting Person (See Instructions)

          IN

CUSIP No. 65931710                                             Page 3 of 8 Pages
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James G. Fifield (the "Reporting Party") hereby amends his report on Schedule
13D, dated May 13, 1998 (the "Schedule 13D"), relating to shares of Common Stock, par value $.0025 per share (the "Common Stock"), of The North Face, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein have the respective meanings given to those terms in the Schedule 13D. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

         As described in Item 4, on February 27, 1999 the Company entered in to a Transaction Agreement (the "Transaction Agreement") with TNF Acquisition LLC ("TNFA"), regarding a recapitalization of the Company. On February 26, 1999, the Reporting Party, TNFA and TNF Investment LLC, the sole member of TNFA ("TNFI" and, together with TNFA, the "Investors") entered into two letter agreements (the "Letter Agreements") in connection with the transactions contemplated by the Transaction Agreement. As a result, the Reporting Party, the Investors and GEI (as defined below) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Party, together with any or all of the Investors, constitute a "person" or "group" for any purpose. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Party is making this filing individually.

         To the knowledge of the Reporting Party, each of TNFA and TNFI is a Delaware limited liability company. To the knowledge of the Reporting Party, TNFI is the sole member of TNFA and Green Equity Investors III, L.P., a Delaware limited partnership ("GEI"), is the sole member of TNFI. To the knowledge of the Reporting Party, the business address of each of TNFA, TNFI and GEI is 11111 Santa Monica Boulevard, Los Angeles, CA 90025.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by replacing the second paragraph thereof with the following:

         To the knowledge of the Reporting Party, on February 27, 1999 the Company and TNFA entered in to the Transaction Agreement. The steps to be taken pursuant to the Transaction Agreement include a tender offer by the Company for any all of its Common Stock (except for the Common Stock held by the Reporting Party) and the purchase of newly issued shares of Common Stock, representing a controlling interest of the Company, by TNFA.

CUSIP No. 65931710                                             Page 4 of 8 Pages
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The Transaction Agreement calls for the tender offer and stock purchase to be followed by a merger between TNFA and the Company, with the Company as the surviving corporation pursuant to which any shares of Common Stock not previously tendered and redeemed (other than those held by the Reporting Party) will be acquired for cash. Following the consummation of the transactions contemplated by the Transaction Agreement, TNFI will own a majority of the outstanding common stock of the Company.

         On February 26, 1999, the Reporting Party and the Investors entered into the Letter Agreements in connection with the transactions contemplated by the Transaction Agreement. Pursuant to the first Letter Agreement:

         1. The shares of Common Stock owned by the Reporting Party at the time of the Letter Agreements (the "Owned Company Stock") will continue to be outstanding at and after the closing of the transactions contemplated by the Transaction Agreement (the "Closing"). The Owned Company Stock will constitute a percentage of such class of Company equity issued and outstanding immediately following the Closing proportional to the value of the Owned Company Stock relative to the total equity of the Company after the Closing, based on the price paid in connection with the Transaction to common shareholders of the Company for their stock (the "Deal Price").

         The Reporting Party and TNFI will enter into a Stockholders Agreement at the Closing that will include customary terms and conditions regarding a minority investor such as the Reporting Party, including piggyback registration rights, a demand registration right and tag-along sale rights, drag-along sale rights and a right of first refusal between the Reporting Party and TNFI. The Stockholders Agreement will also provide that for so long as the Reporting Party is employed by the Company, Reporting Party will be nominated to be a member of the Company's Board of Directors (the "Board") and TNFI will vote its equity in favor of Reporting Party's election. Any representatives of TNFI who are members of the Board will vote for the Reporting Party to be Chairman of the Board and a member of the Board's executive committee, compensation committee and any other committee of the Board requested by the Reporting Party, so long as such committee is not legally required to be comprised solely of outside directors or the Board, based on the advice of counsel, determines that it would be inadvisable for the Reporting Party to be a member of such committee. The Reporting Party will continue to be nominated to be a member of the Board after Reporting Party is no longer employed by the Company, and TNFI will vote its equity in favor of Reporting Party's election, provided the Reporting Party maintains a requisite level of equity investment in the Company.

         2. The Reporting Party may purchase, directly from the Company or through a purchase of equity in TNFI or TNFA, additional Company equity, within the limits established in the Letter Agreements. Such additional equity will be subject to the Stockholders Agreement.

         3. The Reporting Party's 400,000 options to purchase Common Stock, at a per-share exercise price of $9.63 per share, the vesting and exercisability of which will be accelerated upon the Closing pursuant to their terms (the "Vested In-the-Money Options"), will remain outstanding but the exercise price and number of shares will be adjusted such that the per-share exercise price will be equal to 30% of the fair market value of one share of the Common Stock immediately following the Closing and the

CUSIP No. 65931710                                             Page 5 of 8 Pages
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number of shares to which the Vested In-the-Money Options are subject also shall be adjusted, so that the aggregate "spread" in such options following the adjustment (i.e., the aggregate excess of the fair market value of the Company equity subject to such options over the aggregate adjusted exercise price of such options) is equal to the aggregate spread in the pre-adjustment Vested In-the-Money Options at the Closing, based on the Deal Price. Shares obtained upon the exercise of Vested In-the-Money Options will become subject to (and entitled to the benefits of) the Stockholders Agreement, as if such shares were Owned Company Stock.

         4. The Reporting Party's 500,000 options to purchase Common Stock, at a per-share exercise price of $21.00, the vesting and exercisability of which will be accelerated upon the Closing pursuant to their terms (the "Vested Out-of-the-Money Options"), will be canceled as of the Closing. In lieu of those options, the Reporting Party will receive a new grant of ten-year options to purchase Company equity (the "New Company Options"). The number of shares to which the New Company Options will be subject will be equal to six percent (6%) of the fully diluted equity of the Company (including for this purpose all Company equity underlying any options outstanding immediately following the Closing, and all Company equity underlying any options not so outstanding, but reserved for future issuance). The per-share exercise price of the New Company Options will be the fair market value of one share of Company equity immediately following the Closing. One-half of the New Company Options will vest in equal portions on each of the first five anniversaries of the date of grant (the "Time Vested Options"). The other one-half of the New Company Options (the "Performance Options") will vest based on the attainment of pre-established performance goals, with one-fifth of such options available for vesting in each of the first five calendar years including and following the Closing (i.e., calendar years 1999-2003) based on the attainment of performance goals in those years. Other than as stated above, the provisions of the New Company Options (e.g., term, manner of exercise) will be substantially the same as those now contained in the Vested Out-of-the-Money Options.

         5. The Reporting Party will enter into an amended and restated employment agreement with the Company, effective as of the Closing, to reflect the Reporting Party's continued employment with the Company on terms that are materially identical with the existing Employment Agreement between the Reporting Party and the Company, other than terms expressly altered by the Letter Agreements.

         Pursuant to the second Letter Agreement, addressed to the Investors, in connection with the Transactions contemplated in the Transaction Agreement, the Reporting Party has also agreed with the Investors not to:

         (a) tender any of Reporting Party's Company shares in connection with any tender offer;

         (b) sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of such Company shares or any interest therein; or

CUSIP No. 65931710                                             Page 6 of 8 Pages
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         (c) grant any powers of attorney or proxies or consents in respect of any of such Company shares, deposit any of such Company shares into a voting trust, enter into a voting agreement with respect to any of such Company shares or otherwise restrict or take any action adversely affecting Reporting Party's ability freely to exercise all voting rights with respect thereto.

         Except for the transactions and arrangements described in this Schedule 13D, the Reporting Party has no intention, plan or proposal with respect to:

         1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

         5. Any material change in the present capitalization or dividend policy of the issuer;

         6. Any other material change in the issuer's business or corporate structure;

         7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         10. Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         To the Reporting Party's knowledge, the aggregate number of shares of Common Stock outstanding on February 24, 1999 was 12,711,072.

CUSIP No. 65931710                                             Page 7 of 8 Pages
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                  (a) As of the close of business on the date hereof, Reporting
         Party may be deemed to beneficially own 720,060 shares of Common Stock. Such shares represent 5.6% of the Common Stock outstanding and include 10,000 shares owned by the Reporting Party's spouse. The Reporting Party disclaims beneficial ownership of the shares owned by the Reporting Party's spouse.

                  (b) The Reporting Party has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by Reporting Party, other than the shares owned by the Reporting Party's spouse, except to the extent of the Reporting Party's may be deemed to share voting and dispositive power with TNFA, TNFI and GEI pursuant to the arrangements set forth in the Letter Agreements.

                  (c) Except as set forth above, the Reporting Party has not effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) To the knowledge of the Reporting Party, no person other than the Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Reporting Party, other than the shares owned by the Reporting Party's spouse.

                  (e) Not applicable.

         To the knowledge of the Reporting Party, none of TNFA, TNFI and GEI beneficially own any shares of Common Stock except to the extent that they may be deemed to share voting and dispositive power with the Reporting Party regarding the shares described in item 5(a) above or may be deemed to comprise a "group" with Reporting Party. Although Investors and GEI do not beneficially own any shares of Common Stock of the Company as of the close of business on the date hereof, pursuant to the terms and transactions contemplated in the Transaction Agreement, TNFA as the right to acquire a majority interest in the outstanding common stock of the Company at the Closing.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following additional items at the end thereof:


         Exhibit 4. Letter Agreement, dated February 26, 1999, among James Fifield, TNF Investment LLC and TNF Acquisition LLC.

         Exhibit 5. Letter Agreement, dated February 26, 1999, addressed to TNF Investment LLC and TNF Acquisition LLC from and executed by James Fifield.

CUSIP No. 65931710                                             Page 8 of 8 Pages
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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1999

                                           /s/ James G. Fifield
                                           --------------------
                                           James G. Fifield